

July 8, 2014

Via E-mail
Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot
Tucson, AZ 85712

>   **Re: ABCO Energy, Inc.**
>   **Registration Statement on Form 10**
>   **Filed July 1, 2014**
>   **File No. 000-55235**

Dear Mr. O'Dowd:

Our preliminary review of your registration statement indicates that it fails in the following material respect to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Specifically, the financial statements do not appear to comply with Rule 8-08 of Regulation S-X. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

This registration statement will become effective automatically 60 days after its filing date. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies, or a request for withdrawal of the registration statement, before it becomes effective.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any questions.

>   Sincerely,
>
>   /s/ Jay Ingram
>
>   Jay Ingram
>   Legal Branch Chief

cc: Brian P. Simon, Esq. (*via e-mail*), Law Office of Brian P. Simon